FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2003

Micrologix Biotech Inc.

(Translation of registrant’s name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

   EXHIBITS

Exhibit 1

Press Release dated December 10, 2003

|NEWS RELEASE|
Micrologix Biotech Inc. | BC Research Complex | 3650 Wesbrook Mall | Vancouver BC Canada V6S 2L2

FOR IMMEDIATE RELEASE

Micrologix Reports Second Quarter Fiscal Year 2004 Financial Results

Vancouver, CANADA, December 10, 2003 – Micrologix Biotech Inc. (TSX: MBI; OTC: MGIXF), a developer of anti-infective drugs, today reported financial results for the second fiscal quarter ended October 31, 2003:

Financial Results

The loss for the three months ended October 31, 2003 (“Q2/04”) was $3.5 million ($0.07 per common share) compared with a loss of $2.5 million ($0.07 per common share) for the same period last year (“Q2/03”) and a loss of $3.0.million ($0.06 per common share) for the preceding quarter (“Q1/04”).  The loss for the six months ended October 31, 2003 (“YTD Fiscal 2004”) was $6.5 million ($0.14 per common share) as compared to $4.0 million ($0.10 per common share) for the same period last year (“YTD Fiscal 2003”). The increase in the loss in Q2/04 compared to Q2/03 and YTD Fiscal 2004 compared to YTD Fiscal 2003 is principally attributable to higher clinical development costs including the MBI 594AN Phase IIb trial initiated in January 2003 (completed in Q2/04) and a decrease in research and development collaboration revenues from the MBI 226 collaboration. Based on the completion of the Phase IIb study and expected partnering of MBI 594AN, our target burn rate going forward is between $9 million and $12 million per year.

Licensing and collaboration revenues for Q2/04 were $0.7 million ($2.3 million for Q2/03; $1.4 million for Q1/04) and were $2.0 million for YTD Fiscal 2004 ($4.1 million for YTD Fiscal 2003).  These revenues are pursuant to the agreement with Fujisawa related to the development of MBI 226 for the prevention of central venous catheter-related bloodstream infections.  The decrease in YTD Fiscal 2004 revenue as compared YTD Fiscal 2003 is due to lower MBI 226 development costs during Fiscal 2004.

Research and development expenses were $3.0 million in Q2/04 ($3.7 million in Q2/03; $3.4 million in Q1/04) and were $6.5 million for YTD Fiscal 2004 ($6.2 million for YTD Fiscal 2003).  The increase in YTD Fiscal 2004 compared with YTD Fiscal 2003 is principally due to the MBI 594AN Phase IIb clinical trial which was partially offset by lower MBI 226 program costs.  The MBI 226 program costs were lower due to the completion of the Phase III clinical trial in Fiscal 2003 and certain activities being put on hold following the MBI 226 Phase III results in July 2003.

General and corporate expenses in Q2/04 were $0.8 million ($1.1 million in Q2/03; $0.9 million in Q1/04) and were $1.7 million for YTD Fiscal 2004 ($2.2 million for YTD Fiscal 2003).  The decrease in Fiscal 2004 is due to lower personnel related costs and reduced partnering and licensing costs.

As of October 31, 2003 the Company completed a review of its intangible assets and determined that a write-down in the carrying value was appropriate for the HCV replication assay acquired as part of the Origenix transaction in 2002. This review resulted in a $0.2 million charge to operations in Q2/04.

Interest income during YTD Fiscal 2004 was $0.3 million compared to $0.6 million during YTD Fiscal 2003 as a result of lower average cash balances available for investment and lower average interest rates.  The foreign exchange loss during YTD Fiscal 2004 was $0.2 million as compared to a gain of $0.1 million during YTD Fiscal 2003 principally due to the impact of the decline in the US dollar against the Canadian dollar on the Company’s US dollar denominated cash, cash equivalents and amounts receivable.

As of October 31, 2003, cash, cash equivalents and short-term investments were $19.2 million (July 31, 2003: $22.5 million; April 30, 2003: $25.6 million) and net working capital was $18.7 million (July 31, 2003: $21.9 million; April 30, 2003: $25.2 million). The decrease in net working capital and cash, cash equivalents and short-term investments from April 30, 2003 is primarily due to the $6.5 million loss during YTD Fiscal 2004.

During the quarter the Company completed a private placement of 125,300 common shares at a price of $0.60 per common share for proceeds of $75,180 to nine senior executives pursuant to the investment of a portion of these executives’ compensation.  At October 31, 2003, there were 47.9 million common shares (April 30, 2003: 47.8 million) and 6.6 million convertible redeemable preferred shares (April 30, 2003: 6.6

Micrologix Biotech Inc.

December 10, 2003

million) issued and outstanding. The preferred shares are, at the Company’s option, either redeemable for cash or convertible into common shares at US$1 per share following the achievement of specified development milestones in the lipopeptide, polyene and MBI 1121 HPV programs.

Corporate Update

  Preliminary data received from the MBI 594AN Phase IIb trial in November 2003 indicated that the 2.5% active drug group was statistically superior to the vehicle at six weeks of treatment in all three types of acne lesions measured. Based on these results, further development work for MBI 594AN, including the design of future clinical and non-clinical studies required for NDA submission, is justified. Requirements prior to commencement of Phase III studies include product manufacturing, the design of the trials and an end-of-Phase II meeting with the FDA.

  Micrologix and Fujisawa amended the MBI 226 Co-Development and License Agreement by extending the review period available to Fujisawa after receipt of the Phase III data from September 22, 2003 to January 22, 2004. As part of the amendment of the agreement with Fujisawa, Micrologix assumed responsibility for the regulatory evaluation process. A meeting with the United States Food and Drug Administration is scheduled to occur in January 2004 and is intended to obtain input on the regulatory path for MBI 226.

  Identification of a lead development candidate in the lipopeptide program is on track for the end of calendar 2003.

  Lead development candidates are expected to be determined for formal preclinical studies in one or both of the hepatitis C virus (HCV) and hepatitis B virus (HBV) nucleic acid mimic programs by the second half of calendar 2004.

  Evaluation of the HCV assay technology has been terminated as feasibility was not demonstrated.

Selected Financial Highlights

BALANCE SHEETS Unaudited - In Thousands of Canadian dollars	October 31, 2003	April 30, 2003
Assets
Cash and cash equivalents	$ 1,901	$ 6,172
Short-term investments	17,308	19,432
Other current assets	1,780	3,609
Total current assets	$ 20,989	$ 29,213
Capital assets	1,474	1,321
Intangible assets	2,882	3,036
Total assets	$ 25,345	$ 33,570

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	$ 1,809	$ 3,556
Current portion of capital lease obligation	56	-
Deferred revenue	457	457
Total current liabilities	$ 2,322	$ 4,013
Capital lease obligation, non-current portion	98	-
Deferred revenue, non-current portion	467	696
Total liabilities	2,887	4,709

Shareholders’ equity	22,458	28,861
Total liabilities and shareholders’ equity	$ 25,345	$ 33,570

Micrologix Biotech Inc.

December 10, 2003

STATEMENTS OF LOSS AND DEFICIT Unaudited – In Thousands Canadian dollars (except per share amounts)	Three months ended October 31		Six months ended October 31
	2003	2002	2003	2002

Revenue
Licensing	$ 114	$ 114	$ 228	$ 142
Research and development collaboration	540	2,181	1,818	3,920
	$ 654	$ 2,295	$ 2,046	$ 4,062

Expenses
Research and development	3,030	3,698	6,472	6,182
General and corporate	796	1,122	1,660	2,157
Amortization	165	197	353	357
Write-down of intangible assets	164	-	164	-
	$ 4,155	$ 5,017	$ 8,649	$ 8,696

Operating loss	$ (3,501)	$ (2,722)	$ (6,603)	$ (4,634)
Interest income	159	268	345	598
Foreign exchange (loss) gain	(136)	(60)	(236)	64
Loss for the period	$ (3,478)	$ (2,514)	$ (6,494)	$ (3,972)

Deficit, beginning of period	(76,586)	(62,678)	(73,570)	(61,220)
Deficit, end of period	$(80,064)	$(65,192)	$(80,064)	$(65,192)

Basic and diluted loss per common share	$(0.07)	$(0.07)	$(0.14)	$(0.10)

Weighted avg. common shares outstanding (000’s)	46,691	38,335	46,629	38,311

STATEMENTS OF CASH FLOWS Unaudited – In Thousands of Canadian dollars

Loss for the period	$ (3,478)	$ (2,514)	$ (6,494)	$ (3,972)
Loss not affecting cash:
Amortization	165	197	353	357
Stock-based compensation	5	19	14	19
Loss (Gain) on disposal / write-down of assets	164	(9)	163	(6)
Changes in non-cash working capital items relating to operating activities	(52)	(4,890)	267	(6,859)
Deferred revenue	(114)	(114)	(228)	1,381
Cash flows (used in) operating activities	$ (3,310)	$ (7,311)	$ (5,925)	$ (9,080)

Cash flows provided by (used in) financing activities	62	(576)	55	(576)

Funds from short-term investments	2,051	4,447	2,112	9,339
Purchases of capital assets	(3)	(48)	(127)	(133)
Intangible asset expenditures	(106)	(1,117)	(387)	(1,787)
Proceeds on disposal of capital assets	-	13	1	13
Cash flows provided by investing activities	$ 1,942	$ 3,295	$ 1,599	$ 7,432

Decrease in cash and cash equivalents	$ (1,306)	$ (4,592)	$ (4,271)	$ (2,224)
Cash and cash equivalents, beginning of period	3,207	6,975	6,172	4,607
Cash and cash equivalents, end of period	$ 1,901	$ 2,383	$ 1,901	$ 2,383

Micrologix Biotech Inc.

December 10, 2003

About Micrologix

Micrologix Biotech Inc. is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company’s focus is anti-infective drug development with three product candidates in human clinical development, multiple product opportunities in preclinical development, and several early-stage technologies in various stages of research and evaluation.

“Jim DeMesa”

James DeMesa, M.D. President & CEO
CONTACT Jonathan Burke Micrologix Biotech Inc. Telephone: 604.221.9666 Extension 241 E-mail: jburke@mbiotech.com	Shayne Payne or Dian Griesel, Ph.D The Investor Relations Group Telephone: 212-825-3210 Email: theproteam@aol.com

Conference Call

Investors, analysts and the media are invited to participate in a conference call today (December 10, 2003) at 9:00 a.m. ET (6:00 a.m. PT) to discuss this announcement.  Please telephone 1-800-387-6216 (U.S. and Canada) or (416) 405-9328 (Toronto area callers).  A replay of this call will be available from December 11 at 8:00 a.m. ET through December 25, 2003. The playback number is: 1-800-408-3053 or 416-695-5800, reservation number 1508085.The call will also be web cast at www.mbiotech.com.

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to Micrologix achieving a burn rate going forward of between $9 million and $12 million per year, Micrologix obtaining a development partner for MBI 594AN, Micrologix completing the activities required to initiate Phase III studies of MBI 594AN, meeting with the US FDA and obtaining input regarding a regulatory path forward for MBI 226, identification of a lead development candidate in the lipopeptide program prior to the end of calendar 2003, and selecting lead development candidates in one or both of the HBV & HCV nucleic acid mimic programs by the second half of calendar 2004. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: uncertainties related to early stage of technology and product development; dependence on corporate collaborations; management of growth; future capital needs; uncertainty of future funding; dependence on key personnel; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties; and government regulation. These and other factors are described in detail in the Company’s Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micrologix Biotech Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: December 10, 2003